SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3066

E-MAIL ADDRESS
JMERCADO@STBLAW.COM

RECEIVED
2006 OCT 16 P 3:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA FEDEX

October 13, 2006

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

06017424

SUPPL

Re: Banco Hipotecario S.A. (82-34946) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

Dear Mr. Staffen,

On behalf of our client, Banco Hipotecario S.A. (the "Bank"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of note No. 453 to the Argentine Securities Commission ("ASC"), dated as of September 11, 2006;

2. English translation of note No. 478 to the ASC, dated as of September 15, 2006; and

3. English translation of note to the ASC, dated as of September 19, 2006.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

dlw 10/17

Please do not hesitate to contact the undersigned (212-455-3066) if you have any questions or require any further information.

Sincerely,

Jaime Mercado

Enclosures

cc: Marcelo Icikson

[Letterhead of Banco Hipotecario]



NOTE No. 453

BUENOS AIRES, September 11, 2006

ARGENTINE SECURITIES COMMISSION

Re.: Notice of Banco Hipotecario S.A.'s Special Meeting of Class "B" Shareholders

Reference is made to the provisions of Book 6, Chapter XXI, Sections 2 and 3 of the Rules of the Argentine Securities Commission.

In such regard, this is to give notice to you that at its meeting held on September 6, 2006, the Board of Directors of Banco Hipotecario S.A. resolved to convene, in compliance with Resolution No. 597 of the Ministry of Economy and Production, a Special Meeting of Class "B" Shareholders to be held on September 15, 2006, at 3:00 p.m. at first call, at the Bank's registered office located at Reconquista 151, 7th Floor, City of Buenos Aires, to deal with the following Agenda:

"(i) Appointment of one shareholder to approve and sign the minutes. (ii) Election of one alternate director for two fiscal years to replace an alternate director whose term of office has expired."

Therefore, attached hereto is an excerpt of the relevant part of Board Minutes No. 198 relating to such meeting, where it was considered and resolved to convene such Meeting.

In this respect, as a single shareholder is entitled to all the shareholders' rights attaching to Class "B" Shares (Banco de la Nación Argentina in its capacity as Trustee of the *Programa de Propiedad Participada*) publication of the notice of such meeting has been dispensed with, in accordance with the provisions of Section 237, *in fine*, of the Business Companies Law (Law No. 19,550, as amended).

Sincerely yours,

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario]

**EXCERPT OF RELEVANT PART OF BOARD MINUTES No. 198 OF BANCO HIPOTECARIO S.A. – "BOARD MINUTES No. 198.** In the City of Buenos Aires, September 6, 2006, at 3:40 p.m., a meeting was held by the Board of Directors of BANCO HIPOTECARIO S.A. at its registered office, with the attendance of its Chairwoman, Clarisa Diana LIFSIC de ESTOL, and Class "A" Directors Jaime GRINBERG and Jorge Luis MARCH; Class "C" Director Federico L. BENSADON; and Class "D" Directors Jacobo Julio DREIZZEN, Carlos B. PISULA, Gabriel A. REZNIK, Ernesto M. VIÑES and Saúl ZANG. Also present were Class "A" Syndic Silvana GENTILE, Class "B" Syndic Martín SCOTTO and Class "D" and "C" Syndics José Daniel ABELOVICH, Marcelo FUXMAN and Ricardo FLAMMINI. The absence of the Vice Chairman, Eduardo ELSZTAIN and of Directors Edgardo FORNERO and Pablo VERGARA DEL CARRIL was recorded. There being legal and statutory quorum present, the Chairwoman put on record that Mr. ELSZTAIN had granted a proxy to Ms. ESTOL for her to vote on his behalf at the meeting held on that date, in accordance with the provisions of Section 266 (second paragraph) of Business Companies Law No. 19,550, which document will be attached as an Exhibit to these minutes. (...) Thereafter, Ms. ESTOL submitted the eighth item of the Agenda to the meeting: **NOTE No. 935 FROM BANCO DE LA NACION ARGENTINA, FINANCIAL DEPARTMENT, DATED AUGUST 8, 2006 – NOTICE OF SPECIAL MEETING OF CLASS "B" SHAREHOLDERS**: Mr. VIÑES reported that under the referred note, Banco de la Nación Argentina, in its capacity as Trustee of the *Programa de Propiedad Participada (PPP)* of the Company, gave notice that as resolved upon by the Ministry of Economy and Production under Resolution No. 597 dated July 28, 2006, a Special Meeting of Class "B" Shareholders should be convened for it to appoint an alternate director for such class for a term of two fiscal years. He stated that as the shareholders' rights attaching to 100% of the class "B" shares are held by a single shareholder, publication of the notice of such meeting would be unnecessary, as set forth in Section 237 *in fine* of the Business Companies Law (Law No. 19,550, as amended). There followed a brief exchange of opinions, after which the **board of directors unanimously resolved:** 1) To convene a Special Meeting of Class "B" Shareholders to be held on September 15, 2006 at 3:00 p.m. on first call, at the registered office located at Reconquista 151, 7th Floor, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes. (ii) Election of one alternate director for two fiscal years to replace an alternate director whose term of office has expired. 2) The General Secretary shall give attesting notice of the shareholders' meeting to the single Class "B" shareholder, Banco de la Nación Argentina in its capacity as Trustee of the *Programa de Propiedad Participada de Banco Hipotecario S.A.* (PPP). In addition, notice of the above resolution will be given to the Legal and Administrative Office of the Ministry of Economy and Production, Caja de Valores S.A. and the Supervisory Agencies. (...)" ----------------------------------------------------------------------------

**The foregoing is a true excerpt of the relevant part of Board Minutes No. 198, relating to the meeting held on September 6, 2006.** ---------------------------------------------------------------------------

**For them to be filed with whomever it may concern, these presents are given and signed in Buenos Aires, on this day of September, 2006.** ------------------------------------------------------

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario.]

NOTE No. 478 .

BUENOS AIRES, September 15, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Re.: Special Meeting of Class "B" Shareholders dated 09/15/06

The purpose of this notice is to comply with the provisions set forth in th( Regulations of the Argentine Securities Commission.

To such end, a summary of the resolutions on each item of the Agenda of th( referenced Meeting held today at the registered office of Banco Hipotecario S.A., located a Reconquista 151, Capital Federal, is attached hereto.

Sincerely,

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

**Summary of resolutions passed at the Special Meeting of Class "B" Shareholders of BANCO HIPOTECARIO S.A. held on 09/15/06**

| | |
|---|---|
| 1-Outstanding Capital Stock in Class "B" Shares | $ 75,000,000 |
| 2-Present Capital Stock in Class "B" Shares | $ 75,000,000 |
| 3-Percentage of Present Capital Stock (2)/ Capital Stock(1) | 100% |
| 4-Total votes of Outstanding Capital Stock in Class "B" Shares | 7,500,000 |
| 5- Votes of Present Capital Stock in Class "B" Shares | 7,500,000 |
| 6- Percentage of Present Votes of Class "B" Shares (5)/ Total Votes (4) | 100% |

(i) Appointment of Shareholder to approve and sign the Minutes

The Shareholders' Meeting unanimously approved the appointment of the agent of BANCO DE LA NACIÓN ARGENTINA as Trustee of the *Programa de Propiedad Participada de Banco Hipotecario S.A.* (PPP) in order to approve and sign the Meeting's Minutes.

(ii) Election of one alternate director for two fiscal years to replace an alternate director whose term of office has expired.

The Shareholders' Meeting unanimously approved the appointment of Jorge Augusto ALVAREZ (M.I. No. 13.806.850) for a term two fiscal years.

Sincerely,

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

Buenos Aires, September 19, 2006

Issuers' Department

Argentine Securities Commission

Re.:Banco Hipotecario S.A.- Tender Offer

The undersigned, in her capacity as authorized signatory by Banco Hipotecario S.A. refer to this commission in order to attach a copy of the Press Release of the aforesaid entity.

Sincerely yours,

BANCO HIPOTECARIO S.A.
María de los Ángeles del Prado
Attorney-in-fact

**Press Release of September 19, 2006**

BUENOS AIRES, September 19, 2006 – Banco Hipotecario S.A. (the "Bank") announced today the final results of its tender offer (the "Tender Offer"), which expired on September 18, 2006 at 11:59 p.m., New York City Time, to purchase for cash all of its outstanding Series 1 10% Notes due 2003, Series 3 10.625% Notes due 2006, Series 4 13% Notes due 2008, Series 6 12.25% Notes due 2002, Series 16 12.625% Notes due 2003, Series 17 9% Notes due 2002, Series 22 8.75% Notes due 2002, Series 23 10.75% Notes due 2004, Series 24 9% Notes due 2005, and Series 25 8% Notes due 2005 (collectively, the "Eligible Notes").

In connection with the Tender Offer, the Bank received the aggregate principal amounts of each of the series listed below, including certain Eligible Notes tendered prior to 11:59 p.m. New York City time on July 31, 2006 which were accepted and purchased by the Bank on August 4, 2006. The Bank anticipates that Eligible Notes validly tendered after 11:59 p.m. New York City time on July 31, 2006, but prior to the date of this press release will be accepted and purchased by the Bank on September 22, 2006.

As of the date of this press release, the following amounts of Eligible Notes had been tendered in the Tender Offer:

**U.S. Dollar-Denominated Eligible Notes**

| Series | Description | Aggregate Principal Amount Outstanding | Aggregate Principal Amount Tendered |
|---|---|---|---|
| Series 1 | 10% Notes due 2003 | US$11,217,000 | U$S2,012,000 |
| Series 3 | 10.625% Notes due 2006 | US$707,000 | U$S347,000 |
| Series 4 | 13% Notes due 2008 | US$540,000 | U$S100,00 |
| Series 6 | 12.25% Notes due 2002 | US$679,000 | U$S529,000 |
| Series 16 | 12.625% Notes due 2003 | US$9,931,000 | U$S1,176,000 |
| Series 24 | 9% Notes due 2005 | US$5,359,000 | U$S1,298,150 |
| | Total | US$28,433,000 | U$S5,462,150 |

**Euro-Denominated Eligible Notes**

| Series | Description | Aggregate Principal Amount Outstanding | Aggregate Principal Amount Tendered |
|---|---|---|---|
| Series 17 | 9% Notes due 2002 | €710,000 | €85,000 |
| Series 22 | 8.75% Notes due 2002 | €125,000 | [None] |
| Series 23 | 10.75% Notes due 2004 | €5,081,000 | €527,000 |
| Series 25 | 8% Notes due 2005 | €4,445,213 | €811,400 |
| | Total | €10,361,213 | €1,423,400 |

The Tender Offer was not made to residents of the Republic of Italy, as the Bank did not seek the regulatory approval necessary to extend the offer to Italian Holders of Eligible Notes. On Monday, September 18, 2006, the Bank requested authorization from the *Commissione Nazionale per le Società e la Borsa* to commence a tender offer in Italy for Eligible Notes that will remain outstanding following settlement of the Tender Offer, with the commencement of such an offer being conditioned on receipt of such authorization.

Citigroup Global Markets Inc. is acting as the Dealer Manager for the Tender Offer, Dexia Banque Internationale à Luxembourg is acting as the Luxembourg Depository, Citibank Agency & Trust is acting as the Depositary, and Global Bondholder Services Corporation is acting as the Information Agent. Questions may be directed to Citigroup Global Markets Inc. toll free at (800) 558-3745 or collect at +1 (212) 723-6108, attention: Liability Management Group. Requests for documents should be directed to the Information Agent toll free at (866) 873-7700 or collect at +1 (212) 430-3774.

Banco Hipotecario S.A. is a *sociedad anónima* formed under the laws of Argentina in September 1997 to continue the business of Banco Hipotecario Nacional. The Bank distributes its products through a network of 25 branches, 3 sales offices and 32 automated teller machines located throughout Argentina.